Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – YEAR ENDED MARCH 31, 2018, THIRTEEN-MONTH AND ONE-MONTH PERIODS ENDED MARCH 31, 2017, TWELVE-MONTH PERIOD ENDED FEBRUARY 28, 2017, AND YEAR ENDED FEBRUARY 29, 2016

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (referred to in this MD&A as “Acasti”, “the Corporation”,” we”, “us” and “our”) as at March 31, 2018 and for the twelve-month period then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the year ended March 31, 2018, thirteen-month and one-month periods ended March 31, 2017, the twelve-month period ended February 28, 2017, and the year ended February 29, 2016.

This MD&A, approved by the Board of Directors on June 27, 2018, must be read in conjunction with the Corporation’s audited financial statements for the year ended March 31, 2018, the thirteen-month period ended March 31, 2017 and the year ended February 29, 2016. The Corporation’s audited financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information about the Corporation can be found on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

The Class A shares of the Corporation (“Common Shares”) are listed for trading on the TSX Venture Exchange and on the NASDAQ Capital Market exchange under the ticker symbol “ACST”.

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our name, logo and website names and addresses are our service marks or trademarks. CaPre® is our registered trademark. The other trademarks, trade names and service marks appearing in this MD&A are the property of their respective owners. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this MD&A are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

Forward-Looking Statements

This MD&A contains information that may be forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, among other things, information or statements about:

•	our ability to conduct all required clinical and nonclinical trials for CaPre, including the timing and results of those trials;
•	our strategy, future operations, prospects and the plans of our management;
•	the design, regulatory plan, timeline, costs, and results of our clinical and nonclinical trials for CaPre;
•	the timing and outcome of our meetings and discussions with the U.S. Food and Drug Administration, or FDA;
•	our planned regulatory filings for CaPre, and their timing;
•	our expectation that our Bridging Study (as defined below) results will support our plan to get authorization from the FDA to use the 505(b)(2) pathway with new chemical entity, or NCE, status towards a New Drug Application, or NDA, approval in the United States;
•	the timing and results from two competitor outcomes studies in patients with high TGs (blood levels between 200-499 mg/dL);
•	the potential benefits and risks of CaPre as compared to other products in the pharmaceutical, medical food and natural health products markets;
•	our estimates of the size of the potential market for CaPre, unmet medical needs in that market, the potential for market expansion, and the rate and degree of market acceptance of CaPre if it reaches commercialization, and our ability to serve that market;
•	our anticipated marketing advantages and product differentiation of CaPre and its potential to become a best-in-class OM3 compound for the treatment of HTG;
•	the potential to expand CaPre’s indication for the treatment of high TGs (200-500 mg/dL);
•	the degree to which physicians would switch their patients to a product with CaPre’s target product profile;
•	our strategy and ability to develop, commercialize and distribute CaPre in the United States and elsewhere;
•	the manufacturing scale-up of CaPre beyond 20 tons and the related timing;
•	our ability to strengthen our patent portfolio and other means of protecting our intellectual property rights, including our ability to obtain additional patent protection for CaPre;
•	our expectation that following expiration of the license agreement with Neptune we will not require any license from third parties to support the commercialization of CaPre;
•	the availability, consistency and sources of our raw materials, including krill oil;
•	our expectation to be able to rely on third parties to manufacture CaPre whose manufacturing processes and facilities are in compliance with current good manufacturing practices, or cGMP;
•	the potential for OM3s in other cardiovascular medicine, or CVM, indications;

•	our intention and ability to build a US commercial organization and to successfully launch CaPre and compete in the US market;

•	our intention and ability to complete development and/or distribution partnerships to support the commercialization of CaPre outside of the US, and to pursue strategic opportunities to provide capital and market access;
•	our ability to reach a definitive agreement based upon a non-binding term sheet with a leading China-based pharmaceutical company for the commercialization of CaPre in certain Asian jurisdictions;

•	our need for additional financing and our estimates regarding our future financing and capital requirements;

•	our expectation regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and
•	our projected capital requirements to fund our anticipated expenses, including our research and development and general and administrative expenses, and capital expenditures.

Although the forward-looking information in this MD&A is based upon what we believe are reasonable assumptions, you should not place undue reliance on that forward-looking information since actual results may vary materially from it. Important assumptions by us when making forward-looking statements include, among other things, assumptions by us that:

•	we successfully and timely complete all required clinical and nonclinical trials necessary for regulatory approval of CaPre;
•	we successfully enroll and randomize patients in our TRILOGY Phase 3 program;
•	the timeline and costs for our clinical and nonclinical programs are not materially underestimated or affected by unforeseen circumstances;
•	CaPre is safe and effective;
•	outcome study data from two of our competitors in high HTG patients is positive;
•	we obtain and maintain regulatory approval for CaPre on a timely basis;
•	we are able to attract, hire and retain key management and skilled scientific personnel;
•	third parties provide their services to us on a timely and effective basis;
•	we are able to maintain our required supply of raw materials, including krill oil;
•	we are able to find and retain a third-party to manufacture CaPre in compliance with cGMP;
•	we are able to successfully build a commercial organization, launch CaPre in the US, and compete in the US market;
•	we are able to secure distribution arrangements for CaPre, if it reaches commercialization;
•	we are able to manage our future growth effectively;
•	we are able to gain acceptance of CaPre in its markets and we are able to serve those markets;
•	our patent portfolio is sufficient and valid;
•	we are able to secure and defend our intellectual property rights and to avoid infringing upon the intellectual property rights of third parties;
•	we are able to take advantage of business opportunities in the pharmaceutical industry and receive strategic partner support;
•	we are able to continue as a going concern;

•	we are able to obtain additional capital and financing, as needed;
•	there is no significant increase in competition for CaPre from other companies in the pharmaceutical, medical food and natural health product industries;
•	CaPre would be viewed favorably by payers at launch and receive appropriate healthcare reimbursement;
•	market data and reports reviewed by us are accurate;
•	there are no adverse changes in relevant laws or regulations; and
•	we face no product liability lawsuits and other proceedings or any such matters, if they arise, are satisfactorily resolved.

In addition, the forward-looking information in this MD&A is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond our control, that could cause our actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, among others:

•	risks related to timing and possible difficulties, delays or failures in our planned TRILOGY Phase 3 program for CaPre;
•	nonclinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of CaPre;
•	CaPre may not prove to be as safe and effective or as potent as we currently believe;
•	our planned TRILOGY Phase 3 program may not produce positive results;
•	our anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;
•	the FDA could reject our 505(b)(2) regulatory pathway;
•	outcome study data from two of our competitors in high HTG patients may be negative, which could also negatively affect the market perception of CaPre;
•	we may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;
•	we may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;
•	CaPre may have unknown side effects;
•	the FDA may refuse to approve CaPre, or place restrictions on our ability to commercialize CaPre;
•	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;
•	we may fail to achieve our publicly announced milestones on time;
•	we may encounter difficulties in completing the development and commercialization of CaPre;
•	third parties we will rely upon to conduct our TRILOGY Phase 3 program for CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;
•	there may be difficulties, delays, or failures in obtaining health care reimbursements for CaPre;
•	recently enacted and future laws may increase the difficulty and cost for us to obtain marketing approval of and commercialize CaPre and affect the prices we can charge;

•	new laws, regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means could adversely affect our business;
•	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as we anticipate;
•	third parties that we will rely upon to manufacture, supply and distribute CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;
•	there may not be an adequate supply of raw materials, including krill oil, in sufficient quantities and quality and to produce CaPre under cGMP standards;
•	Neptune still has some influence with respect to matters submitted to our shareholders for approval;
•	Neptune’s interest may not align with those of us or our other shareholders;
•	we may not be able to meet applicable regulatory standards for the manufacture of CaPre or scale-up our manufacturing successfully;
•	we may not be able to produce clinical batches of CaPre in a timely manner or at all;
•	as a company, we have limited sales, marketing and distribution experience;
•	our patent applications may not result in issued patents, our issued patents may be circumvented or challenged and ultimately struck down, and we may not be able to successfully protect our trade secrets or other confidential proprietary information;
•	we may face claims of infringement of third party intellectual property and other proprietary rights;
•	we may face product liability claims and product recalls;
•	we face intense competition from other companies in the pharmaceutical, medical food and natural health product industries;
•	we have a history of negative operating cash flow and may never become profitable or be able to sustain profitability;
•	we have significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, build a commercial organization in the US, and meet ongoing capital requirements to continue our current operations on commercially acceptable terms or at all;
•	we may not be able to successfully compete in the US market with competitors who are larger and have more resources than we do;
•	we may acquire businesses or products or form strategic partnerships in the future that may not be successful;
•	we may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre outside the US, provide development capital, or market access;
•	we rely on retention of key management and skilled scientific personnel; and
•	general changes in economic and capital market conditions could adversely affect us.

All of the forward-looking information in this MD&A is qualified by this cautionary statement. There can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the consequences or effects on our business, financial condition or results of operations that we anticipate. As a result, you should not place undue reliance on the forward-looking information. Except as required by applicable law, we do not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses multiple financial measures for the review of its operating performance. These measures are generally IFRS financial measures, but one adjusted financial measure, Non-IFRS operating loss, is also used to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure, in addition to the IFRS financial measures, for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors and to plan and forecast future periods as well as to make operational and strategic decisions. The Corporation believes that providing this Non-IFRS information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Acasti’s method for calculating Non-IFRS operating loss may differ from that used by other corporations.

Acasti calculates its Non-IFRS operating loss measurement by adding to net loss finance expenses, depreciation and amortization, impairment loss, change in fair value of derivative warrant liabilities, and stock-based compensation and by subtracting finance income and deferred tax recovery. Items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/expenses include foreign exchange gain (loss). Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Non-IFRS operating loss calculation. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to Non-IFRS operating loss is presented later in this MD&A.

Business Overview

We are a biopharmaceutical innovator focused on the research, development and commercialization of prescription drugs using omega-3, or OM3, fatty acids derived from krill oil. OM3 fatty acids have extensive clinical evidence of safety and efficacy in lowering triglycerides, or TGs, in patients with hypertriglyceridemia, or HTG. Our lead product candidate is CaPre, an OM3 phospholipid therapeutic, which we are developing initially for the treatment of severe HTG, a condition characterized by very high or severe levels of TGs in the bloodstream (≥ 500 mg/dL). In accordance with a study published in 2009 in the Archives of Internal Medicine by Ford et al. (the “Ford Study”), it is estimated that three to four million people in the United States have severe HTG. In the market research commissioned by us1, physicians interviewed indicated a significant unmet medical need exists for an effective, safe and well-absorbing OM3 therapeutic that can also demonstrate a positive impact on the major blood lipids associated with cardiovascular, or CV, disease risk. We believe that CaPre will address this unmet medical need, if our Phase 3 results reproduce what we observed in our Phase 2 data. We initiated TRILOGY, our Phase 3 clinical program in North America during the second half of 2017 and started clinical site activation as planned at the end of 2017. As of the date of this MD&A, patients are being actively enrolled and randomized for both studies. We also believe the potential exists to expand CaPre’s initial indication to the roughly 36 million patients with high TGs (blood levels between 200 – 499 mg/dL), although at least one additional clinical trial would likely be required to expand CaPre’s indications to this segment. We may also seek to identify new potential indications for CaPre that may be appropriate for future studies and pipeline expansion. In addition, we may also seek to in-license other cardiometabolic drug candidates for drug development and commercialization.

In four clinical trials conducted to date, we saw the following beneficial effects with CaPre, and we are seeking to demonstrate similar safety and efficacy in our planned TRILOGY Phase 3 program:

•	significant reduction of TGs and non-high density lipoprotein cholesterol (non-HDL-C) levels in the blood of patients with mild to severe HTG;
•	no deleterious effect on low-density lipoprotein cholesterol (LDL-C), or “bad” cholesterol, with the potential to reduce LDL-C;

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1 Primary qualitative market research study with Key Opinion Leaders (KOLs), High Volume Prescribers (HVPs) and Pharmacy commissioned by Acasti in August 2016 by DP Analytics, A Division of Destum Partners, a market research firm (the Destum Market Research).

•	potential to increase high-density lipoprotein cholesterol (HDL-C), or “good” cholesterol;
•	good bioavailability (absorption by the body), even under fasting conditions;
•	no significant food effect when taken with either low-fat or high-fat meals; and
•	an overall safety profile similar to that demonstrated by currently marketed OM3s.

We believe that these features could set CaPre apart from current FDA-approved OM3 treatment options, and could give us a significant clinical and marketing advantage.

About Hypertriglyceridemia

According to the American Heart Association Scientific Statement on Triglycerides and Cardiovascular Disease from 2011, TG levels provide important information as a marker associated with the risk for heart disease and stroke, especially when an individual also has low levels of HDL-C and elevated levels of LDL-C. HTG can be caused by both genetic and environmental factors, including obesity, sedentary lifestyle and high-calorie diets. HTG is also associated with comorbid conditions such as chronic renal failure, pancreatitis, nephrotic syndrome, and diabetes. Multiple epidemiological, clinical, genetic studies suggest that patients with elevated TG levels (≥ 200 mg/dL) are at a greater risk of coronary artery disease, or CAD, and pancreatitis, a life-threatening condition, as compared to those with normal TG levels. The genes regulating TGs and LDL-C are equally strong predictors of CAD, but HDL-C is not. Other studies suggest that lowering and managing TG levels may reduce these risks. In addition, the Japan EPA Lipid Intervention Study, or JELIS, demonstrated the long-term benefit of an OM3 eicosapentaenoic acid, or EPA, in preventing major coronary events in hypercholesterolemic patients receiving statin treatment. JELIS found a 19% relative risk reduction in major coronary events in patients with relatively normal TGs but a more pronounced 53% reduction in the subgroup with TGs > 150mg/dL and HDL-C < 40mg/dL. Recently published meta-analyses by Alexander et al. (Mayo Clinic Proceedings, 2017) and Maki et al. (Journal of Clinical Lipidology, 2016) suggest that EPA and docosahexaenoic acid, or DHA, may be associated with reducing coronary heart disease risk to a greater extent in populations with elevated TG levels, and that drugs lowering TG and TG-rich lipoproteins may reduce cardiovascular event risk in patients with elevated TG levels, particularly if associated with low HDL-C.

About CaPre

CaPre is a highly purified, proprietary krill oil-derived mixture containing polyunsaturated fatty acids, or PUFAs, primarily composed of OM3 fatty acids, principally eicosapentaenoic acid, or EPA, and docosahexaenoic acid, or DHA, present as a combination of phospholipid esters and free fatty acids. EPA and DHA are well known to be beneficial for human health, and according to numerous recent clinical studies, may promote healthy heart, brain and visual function2, and may also contribute to reducing inflammation and blood TGs3. Krill is a natural source of phospholipids and OM3 fatty acids. The EPA and DHA contained in CaPre are delivered as a combination of OM3s as free fatty acids and OM3s bound to phospholipid esters. Both forms allow these PUFAs to reach the small intestine where they undergo rapid absorption and transformation into complex fat molecules that are required for lipid transport in the bloodstream. We believe that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by TGs (as in dietary supplements) or as ethyl esters in other prescription OM3 drugs (such as LOVAZA and VASCEPA), which must then undergo additional digestion before they are ready for transport into the bloodstream. The digestion and absorption of OM3 ethyl ester drugs requires a particular enzymatic process that is highly dependent on the fat content of a meal – the higher the fat content, the better the OM3 ethyl ester absorption. High fat content meals are not recommended in patients with HTG. We believe that CaPre’s superior absorption profile could represent a significant clinical advantage, since taking it with a low-fat meal represents a healthier and more realistic regimen for patients with HTG who must follow a restricted low-fat diet.

CaPre is intended to be used as a therapy combined with positive lifestyle changes, such as a healthy diet and exercise, and can be administered either alone or with other drug treatment regimens such as statins (a class of drug used to reduce LDL-C). CaPre is intended to be taken orally once or twice per day in capsule form.

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2 Kwantes and Grundmann, Journal of Dietary Supplements, 2014.

3 Ulven and Holven, Vascular health and risk management, 2015.

Potential Market for CaPre

We believe a significant opportunity exists for OM3 market expansion because, among other things:

•	cardiovascular diseases, or CVD, and stroke are the leading causes of morbidity and mortality in the United States. The burden of CVD and stroke in terms of life-years lost, diminished quality of life, and direct and indirect medical costs also remains enormous;
•	evidence suggests potential for OM3s in other cardiometabolic indications; and
•	based on the assumption that the REDUCE-IT trial sponsored by Amarin and the STRENGTH trial sponsored by Astra Zeneca, or the CV outcome trials, will be positive, key opinion leaders interviewed by DP Analytics in the study described further below estimated that they would increase their own prescribing of OM3s by 42% in patients with high TGs (blood levels between 200 – 499 mg/dL) and by 35% in patients with severe HTG4 5.

According to the American Heart Association, the prevalence of HTG in the United States and globally correlates to the aging of the population and the increasing incidence of obesity and diabetes. Market participants, including the American Heart Association, have estimated that one-third of adults in the United States have elevated levels of TGs (TGs >150 mg/dL), including approximately 36 million people diagnosed with high HTG, and 3 to 4 million people diagnosed with severe HTG. Moreover, according to Ford, Archives of Internal Medicine in a study conducted between 1999 and 2004, 18% of adults in the United States, corresponding to approximately 40 million people, had elevated TG levels equal to or greater than 200 mg/dl6, of which only 3.6% were treated specifically with TG-lowering medication7,8. We believe this data indicates there is a large underserved market opportunity for CaPre.

In 2015, CaPre’s target market in the United States for severe HTG was estimated by IMS NSP Audit data to be approximately $750 million, with approximately 5 million prescriptions written annually over the prior four years9. The total global market was estimated by GOED Proprietary Research in 2015 to be approximately $2.3 billion. We believe there is the potential to greatly expand the treatable market in the United States to the approximately 36 million people with high HTG, assuming favorable results from the CV outcome studies that are currently ongoing. These CV outcome trials are expected to report in mid-2018 (the REDUCE-IT trial sponsored by Amarin) and 2019 (the STRENGTH trial sponsored by Astra Zeneca) and are designed to evaluate the long-term benefit of lowering TGs on cardiovascular risks with prescription drugs containing OM3 fatty acids. If these trials are successful, additional clinical trials would likely be required for CaPre to also expand its label claims to the high HTG segment. Given the large portion of the adult population in the United States that have elevated levels of TGs but who go largely untreated, we believe there is the potential for a very significant increase in the total number of patients eligible for treatment if the CV outcome trials are positive.

CaPre has two FDA-approved and marketed branded competitors (LOVAZA and VASCEPA). In addition, Astra Zeneca has an FDA-approved product, EPANOVA, which has not yet been launched. LOVAZA generics became available on the U.S. market in 2013. In spite of generic options, audited prescription data from IMS NSP Audit data suggests that over 50% of OM3 prescriptions are written for branded products (LOVAZA or VASCEPA). By 2015, there had been only an approximately 25% decline in total market value, in spite of some generic switching that occurs at pharmacies. This stability of branded products is due in part to the fact that the pricing differential between branded and generic OM3 products is smaller than is typically the case between branded and generic products in the pharmaceutical industry. Based on both primary market research with pharmacy benefit managers, or PBMs, and audited prescription reports, the average pricing of generics is currently approximately $160 per month, while pricing for branded products averages $250 - $300 per month. Amarin has raised prices for VASCEPA annually since its launch in late 2013. PBMs offer “Preferred Brand” status (Tier 2 or Tier 3), without significant restrictions (i.e. no prior authorization, step edits, or high co-payments) for these branded OM3s.

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4 Miller et al. Circulation, 2011.

5 Maki et al. J. Clin. Lipid, 2012.

6 Ford et al, Archives of Internal Medicine, 2009.

7 Ford et al, Archives of Internal Medicine, 2009.

8 Christian et al., Am. J. Cardiology, 2011.

9 IMS NSP Audit data, December 2015 for U.S.

Except as otherwise indicated, all of the information that follows under this heading has been derived from secondary sources, including audited U.S. prescribing data, and from a qualitative U.S. commercial and primary market research assessment conducted for us by DP Analytics, A Division of Destum Partners, Inc., or Destum, a market research firm, dated August 19, 2016, which we refer to as the Destum Market Research. In its market analysis for CaPre, Destum utilized secondary market data and reports and conducted primary qualitative market research with physicians and third-party payers, such as PBMs. One-on-one in-depth phone interviews lasting on average 30-60 minutes were conducted with 22 physicians and 5 PBMs, and key qualitative data was obtained by Destum on current clinical practice for treating patients with HTG, and their perceptions of the current unmet medical need in treating patients with HTG. All interviews were conducted by the same individual at Destum and recorded to ensure consistency and collection of key data points. Destum utilized OM3 prescription data from 2009 to 2015 to estimate the size of CaPre’s potential market. Based on its discussions with the PBMs, Destum also assumed CaPre would be viewed favorably by payers at launch (e.g., Tier 2 or 3, depending on payer plan, which is comparable to LOVAZA and VASCEPA). Upon completing the screening questionnaire and being approved for inclusion in Destum’s study, key opinion leaders, or KOLs, and high volume prescribers, or HVPs, were provided with a study questionnaire and were asked to comment on a target profile for a potential new OM3 “Product X” offering a “trifecta” of cardio-metabolic benefits similar to the potential efficacy and safety benefits demonstrated by CaPre in our two Phase 1 pharmacokinetic studies and two Phase 2 clinical trials, which we refer to as the Target Product Profile. Respondents were told that the unidentified product was being prepared for a TRILOGY Phase 3 program designed to confirm with statistical significance the product’s safety and efficacy in patients with severe HTG. The Target Product Profile was used by Destum strictly for market research analysis purposes and should not be construed as an indication of future performance of CaPre and should not be read as an expectation or guarantee of future performance or results of CaPre, and will not necessarily be an accurate indication of whether or not such results will be achieved by CaPre in our planned TRILOGY Phase 3 program. We subsequently retained Destum as our exclusive advisor and business development consultant to identify potential strategic partners for CaPre, under which Destum may be entitled to a success fee if a business arrangement or transaction is consummated. Destum’s market research and its conclusions were substantially completed prior our entry into this agreement with Destum.

During the Destum Market Research, KOLs and HVPs interviewed by Destum were asked to assess the level of unmet medical need associated with treating patients with severe HTG based on currently available treatment options. 91% of physicians interviewed by Destum indicated that they believe that the current unmet medical need for treating HTG was moderate to high. The reasons identified by these physicians for their dissatisfaction with the currently available OM3s included insufficient lowering of TGs (principally relating to VASCEPA), negative LDL-C effects (principally relating to LOVAZA), gastrointestinal side effects, and the fishy taste from fish oil-derived OM3s. Despite the availability of other drug classes to treat severe HTG, interviewed physicians indicated that they would welcome the introduction of new and improved OM3 products, particularly if they can address these perceived deficiencies.

Interviewed physicians responded favorably in the Destum Market Research to the Target Product Profile. They indicated that their weighted prescribing percentages of the Target Product Profile would increase by approximately 35% to 53% (with the range depending on the specific profile presented) in the severe HTG patient population within two years of the Target Product Profile’s approval. Approximately 60% of the interviewed physicians indicated that they would switch primarily due to the “trifecta effect” of the Target Product Profile on reducing TGs and LDL-C while elevating HDL-C, and the remaining 40% indicated they would switch primarily due to the Target Product Profile’s effective reduction of TGs alone. In connection with their responses, the interviewed physicians were instructed to assume the Target Product Profile and all currently available OM3 products were not subject to any reimbursement or coverage hurdles (e.g., all products were on an equal health care coverage playing field). This assumption was supported by our interviews with leading PBMs in the United States.

We plan to conduct additional market research with KOLs, HVPs, primary care physicians and payers to further develop and refine our understanding of the potential marketplace for CaPre.

Our TRILOGY Phase 3 Program Design

In March 2017, we announced our plans to proceed with our TRILOGY Phase 3 program following our End-of-Phase 2 meeting with the FDA in February 2017. Based on the guidance we have received from the FDA, we are now conducting two pivotal, randomized, placebo-controlled, double-blinded Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG. These studies of 26-week duration will evaluate CaPre’s ability to lower TGs from baseline in approximately 500 patients (approximately 250 per study) randomized to either 4 grams daily or placebo. The FDA’s feedback supported our plan to conduct two studies in parallel, potentially reducing the cost and shortening the time to an NDA submission. These studies will be conducted in approximately 150 sites across North America.

The primary endpoint of these studies is to determine the efficacy of CaPre at 4 grams/day compared to placebo in lowering TGs after 12 weeks in severe HTG patients, and to confirm safety. The study was designed to provide at least 90% statistical power to detect a difference of at least a 20% decrease from baseline in TGs between CaPre and placebo. In addition, the TRILOGY Phase 3 studies will include numerous secondary and exploratory endpoints, which are designed to assess the effect of CaPre on the broader lipid profile and certain metabolic, inflammatory and CV risk markers.

Late in 2017, based on feedback from the FDA, Acasti finalized its Chemistry, Manufacturing, and Controls plans and the clinical trial design that supports Acasti’s Phase 3 program. In parallel with the TRILOGY Phase 3 clinical trial planning, additional cGMP production lots of API (known as NKPL66) and CaPre were manufactured during the fourth quarter, enabling Acasti to continue to accumulate the CaPre and placebo inventory required to support the activation of clinical trial sites and patient randomization. Acasti also purchased additional raw krill oil material from Neptune to adequately supply the entire Phase 3 clinical program and to ensure sufficient material to prepare for validation and future commercial activities.

During the quarter ended December 31, 2017, we further advanced our clinical development of CaPre. We initiated TRILOGY, our Phase 3 clinical program and began site activation and patient enrollment at the end of 2017. We are working with a major clinical research organization to manage our TRILOGY Phase 3 program. Continued site activation, patient recruitment and enrollment, patient screening and randomization are now underway.

In November 2017, we announced that Dariush Mozaffarian, M.D., Dr.P.H., agreed to serve as the principal investigator of our TRILOGY Phase 3 clinical program. Dr. Mozaffarian is a cardiologist and epidemiologist serving as the Jean Mayer Professor of Nutrition & Medicine, and the Dean of the Friedman School of Nutrition Science & Policy at Tuft’s University. His widely published research focuses on how diets, such as those rich in OM3s and lifestyle influence cardiometabolic health, and how effective policies can improve health and wellness.

Clinical Trial Process and Timeline

During the second half of 2017, our clinical research organization, or CRO, began the process of identifying a sufficient number of clinical sites with experienced investigators to conduct the two Phase 3 clinical trials. Site activation involves negotiating a contract, gaining approval from the site’s Institutional Review Board, or IRB, and delivery of clinical supplies. It was determined that approximately 150 sites across North America will be used to randomize the total of nearly 500 patients with severe HTG required to complete the two Phase 3 studies. Site activation was initiated in the fourth quarter of 2017, and is currently ongoing. Site activation runs concurrently with patient screening and enrollment in order to secure an adequate number of sites to achieve the patient enrollment goals of the program.

Initiating a clinical trial involves numerous steps to engage investigators to screen and qualify patients as participants, prior to randomizing them to test the investigational drug. This entire screening and randomization process takes an average of six to nine weeks. Patient recruitment is conducted by each clinical trial site, supported by resources provided by the CRO. After a patient is identified by the investigator as a possible candidate for the clinical trial, they are screened to determine their eligibility for trial enrollment. The screening period takes four to six weeks. Patients must meet the inclusion criteria of the study, as described in the trial plan, also known as a protocol. We expect each patient will require two screening visits with the investigator’s clinical staff, whereby medical history and patient consent are obtained. This further qualification process takes two to three weeks.

When patient qualification is confirmed, the process of randomization begins. Approximately 245 patients should be randomized in each Phase 3 study. This sample size per study would provide 90% statistical power to detect at least a 20% decrease in TG levels from baseline to week 12 between CaPre and placebo with a two-sided α at 0.05 (primary endpoint), a difference that is believed to be clinically relevant. A randomized controlled trial is designed to reduce bias when testing an investigational treatment. The process of assigning patients to these groups by chance, rather than choice, is called randomization. The groups are referred to as the experimental group or the control group. In the Phase 3 clinical trials, patients will be assigned to either receive CaPre (experimental) or placebo (control). Each patient will be on CaPre or placebo for a period of 26 weeks.

The two Phase 3 clinical trials will proceed to dosing both the experimental and control groups, according to the protocol, to assess CaPre’s efficacy and safety compared to placebo. In these double-blind studies, neither the patients nor the investigator knows which treatment (experimental drug or placebo) a patient receives. Only after all data has been recorded and analyzed will such investigators and participants learn which were which. The trial conduct and patient safety are rigorously monitored to ensure regulatory compliance and to maintain the integrity of the study in order to assess outcomes.

We began patient randomization in the two Phase 3 trials in the first calendar quarter of 2018, and the two Phase 3 trials are expected to take approximately 18 months to complete. More specifically, the enrollment period takes approximately one year and the treatment period takes approximately 26 weeks per patient randomized. We plan to complete the program in mid-2019, and to report topline results from the parallel trials by the end of 2019.

Our Regulatory Strategy for CaPre

Our strategy is to develop and initially commercialize CaPre for the treatment of severe HTG. The TRILOGY Phase 3 program was initiated during the second half of 2017 and has been designed to evaluate the clinical effect of CaPre on TGs, non-HDL-C, LDL-C, and HDL-C levels together with a variety of other cardiometabolic biomarkers in patients with severe HTG.

In December 2015, we announced that we intend to pursue a 505(b)(2) regulatory pathway towards an NDA approval in the United States. A 505(b)(2) regulatory pathway is defined in the U.S. Federal Food Drug and Cosmetic Act (FDCA) as an NDA containing investigations of safety and effectiveness that are being relied upon for approval and were not, in whole, conducted by or for the applicant, and for which the applicant has not obtained a right of reference. 505(b)(2) regulatory pathways differ from a typical NDA because they allow a sponsor to rely, at least in part, on the FDA’s findings of safety and/or effectiveness for a previously-approved drug. We intend to pursue the 505(b)(2) regulatory pathway as a strategy to leverage the large body of safety data for LOVAZA, which could accelerate and streamline the development of CaPre and reduce associated costs and risks.

In connection with our intended use of the 505(b)(2) pathway, the FDA supported our proposal to conduct our Bridging Study that compared CaPre (which has an OM3 free fatty acid/phospholipid composition) with the FDA-approved OM3 drug LOVAZA (which has an OM3-acid ethyl esters composition) in healthy volunteers. In February 2017, we met with the FDA to review our Bridging Study data. We confirmed with the FDA the 505(b)(2) regulatory approach, which allows us to use the safety data for LOVAZA, and we finalized the study design for the two TRILOGY Phase 3 clinical trials, which will be required for NDA approval. The first clinical sites for our TRILOGY Phase 3 program (as described above), were initiated on schedule at the end of 2017, and the TRILOGY 1 and2 trials are currently proceeding according to plan.

Our Intellectual Property Strategy

Under a license agreement we entered into with Neptune in August 2008 which was later amended on February 9, 2009 and March 7, 2013 (the “License Agreement”), we received an exclusive license to use certain intellectual property of Neptune (which includes several patents) to develop and commercialize CaPre and our novel and active pharmaceutical ingredients, or APIs, for use in pharmaceutical and medical food applications in the cardiometabolic field. The term of the License Agreement expires on the date of the last-to-expire licensed patents in 2022. As a result of a royalty prepayment transaction we entered into with Neptune on December 4, 2012, we are no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the licensed intellectual property.

On August 8, 2017, Neptune announced that it sold its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS, or Aker. The sold intellectual property included the intellectual property to which rights were granted to Acasti under the License Agreement. As part of that transaction, Aker entered into a patent license agreement, or Aker Patent License Agreement, with Neptune pursuant to which it granted to Neptune the right to sublicense back to Acasti certain intellectual property as necessary to allow the Corporation to maintain its license grant under the original License Agreement. Accordingly, the license granted to the Corporation under the License Agreement remains in force.

Upon the expiry of our license agreement with Neptune, we believe that CaPre will be covered under our own issued and pending patents, and we do not believe that we will afterwards require any license from Neptune to support the commercialization of CaPre.

We continue to expand our own intellectual property, or IP, patent portfolio. We have filed patent applications in 23 jurisdictions, including with the European Patent Office (but excluding the individual countries where we have subsequently registered), and in countries in North America, Asia and Australia for our “Concentrated Therapeutic Phospholipid Composition”, or Proprietary Composition, to treat HTG. We currently have 22 issued or allowed patents and 18 patent applications pending.

Two U.S. patents, U.S. Patent Nos. 8,586,567 and 9,475,830, have issued which relate to the use of concentrated therapeutic phospholipid compositions for treating or preventing diseases associated with cardiovascular disease, comprising administering an effective amount of a concentrated therapeutic phospholipid composition. More specifically, U.S. Patent No. 8,586,567 covers a method of reducing serum TG levels comprising administering to a subject an effective amount of a concentrated phospholipid (PL) composition having, among other things, a concentration of total phospholipids in the composition of about 66% (w/w). U.S. Patent No. 9,475,830 covers a method of treating HTG comprising administering to a subject a therapeutically effective amount of a concentrated therapeutic phospholipid composition, having, among other things, a concentration of total phospholipids in the composition of about 60% (w/w). We also filed a U.S. continuation patent application (U.S. Patent Application Serial No. 15/258,044) to pursue claims directed towards a composition encompassing an extract comprising a PL content between about 60% to about 99%.

In 2017, additional patents were granted to us by the Taiwanese, Korean, and Australian patent offices to protect our Proprietary Composition using compositions of matter claims and medical use claims. In 2018, Acasti was also granted patents by the Canadian Intellectual Property Office, the European Patent Office (EPO), the Russian Patent Office, and the Japanese Patent Office for the Proprietary Composition all of which contain compositions of matter claims and medical use claims. Accordingly, patent protection for the Proprietary Composition has now been secured in Australia, Canada, China, Europe (including Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, United Kingdom, Italy, Netherlands, Norway, Portugal and Sweden) Japan, Korea, Russia, Saudi Arabia, Taiwan, the U.S. and South Africa.

A patent is generally valid for 20 years from the date of first filing. However, patent terms can be subject to extensions in some jurisdictions in order to compensate, for example, for delays caused by the patent office during prosecution of the patent application or for regulatory delays during the pre-market approval process.

We believe these patents and patent applications increase potential commercial opportunities for CaPre, including through possible licensing and partnership opportunities. We are committed to building a global portfolio of patents to ensure long-lasting and comprehensive intellectual property protection and to safeguard potentially valuable market expansion opportunities.

Our Australian patent No. 2010312238 was opposed by Enzymotec Ltd., but that opposition has been since been discontinued. Our patent No. 600167 in New Zealand, which is in force until 2030 and relates to a concentrated phospholipid composition comprising 60% PL and method of using the same for treating cardiovascular diseases, has been opposed by BIO-MER Ltd. The evidentiary stage in the New Zealand patent opposition has been completed. The next step is the Hearing. In our view, no new prior art has been presented that was not already considered in other jurisdictions, such as in the United States and Japan, where our patents are in force.

The trademark CaPre® is registered in the United States, Canada, Australia, China, Japan and Europe. In addition, we also protect our optimization and extraction processes through provisional patents, industrial trade secrets and know-how.

Manufacturing of CaPre

We are developing CaPre as a new chemical entity (which means a novel chemical product protected by patents), and we plan to conduct our TRILOGY Phase 3 program using good manufacturing practices, or cGMP, good clinical practices, or cGCP, and good laboratory practices, or cGLP.

The contract manufacturing organizations, or CMOs, selected by us for manufacturing and packaging are all cGMP compliant. In preparation for our TRILOGY Phase 3 program, working together with our pharmaceutical CMOs, we advanced the installation and qualification of the proprietary extraction and purification equipment used to manufacture CaPre. We ran our first scaled cGMP production lots of CaPre at CordenPharma’s Chenôve facility in Dijon, France during the first half of 2017. Batch sizes of 10 to 12 kilograms of CaPre have been successfully produced and tested clinically, and we scaled up to 100 kg/day in late 2017 to fulfill the clinical product requirements for our TRILOGY Phase 3 program and initial commercial launch.

As of the date of this MD&A, we have completed 9 clinical lots of NKPL66 and CaPre for our Phase 3 studies.

Our Business and Commercialization Strategy

Key elements of our business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. We plan to launch CaPre ourselves in the US market. Our preferred strategy outside the United States is to commercialize CaPre through regional or country-specific strategic partnerships, and to potentially seek support and funding from each partner for in-country clinical development, registration and commercialization activities. We believe that a late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies, and we are taking a targeted approach to partnering and licensing in various geographies. We also just hired a Chief Commercial Officer who is chartered with developing and implementing our ex-US partnering strategies, as well as the US launch planning and execution. See “Recent Developments”.

Our key commercialization goals include:

•	complete our TRILOGY Phase 3 program and, assuming the results are positive, filing a new drug application, or NDA, to obtain regulatory approval for CaPre in the United States, initially for the treatment of severe HTG, with the potential to afterwards expand CaPre’s indication to the treatment of high TGs (although at least one additional clinical trial would likely be required to expand CaPre’s indication to this segment);
•	continue to strengthen our patent portfolio and other intellectual property rights;
•	continue planning for the launch of CaPre in the United States; and
•	continue to pursue strategic opportunities outside of the United States, such as licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions, to provide development capital, market access and other strategic sources of capital.

In addition to completing our TRILOGY Phase 3 program, we expect that additional time and capital will be required to complete the filing of an NDA to obtain FDA approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching the commercial launch of CaPre.

Raw Materials

We use semi-refined raw krill oil as our primary raw material to produce CaPre. Krill is generally harvested in Antarctic waters. The total quantity of the krill species is estimated to be at least 500,000,000 metric tons. The krill biomass is the world’s most abundant biomass and is monitored to help ensure sustainable cultivation. Historically, we have sourced all of our krill oil from Neptune. On August 8, 2017, Neptune announced its near-term plan to discontinue krill oil production and the sale of its krill oil inventory and intellectual property to Aker.

In the three-month period ending December 31, 2017, we purchased a reserve of krill oil from Neptune that will be used in the production of CaPre capsules for our Phase 3 clinical trials. We believe that alternative supplies of krill oil that can meet our specifications will be readily available and we are currently evaluating alternative suppliers of krill oil. At March 31, 2018, a reserve of krill oil was stored at Neptune’s facility located in Sherbrooke, Québec.

Recent Developments

•	As of June 26, 2018, 110 clinical sites have been activated, 463 patients have been enrolled and 41 patients have been randomized for the CaPre TRILOGY Phase 3 program: This is a double-blind, placebo-controlled, 26-week, two-study Phase 3 clinical program designed to evaluate the safety and efficacy of CaPre in patients with severe hypertriglyceridemia. Additional cGMP production lots of active pharmaceutical ingredient (API) and CaPre were manufactured during the fourth quarter, enabling Acasti to continue to accumulate the CaPre and placebo inventory required to support the TRILOGY trials.

•	Acasti hosted a well-attended investigators meeting for the TRILOGY Phase 3 studies on April 20-21, 2018 in Fairfax, VA. The aim of the investigators meeting was to ensure that the clinical studies are conducted in compliance with the clinical study protocol, guidelines and applicable regulations. Approximately 200 attendees participated in this meeting which gathered physicians, study nurses and study coordinators representing 90 of the TRILOGY clinical sites together with the clinical team of Acasti, the Company’s contract research organization, and the lead Principal Investigator for the TRILOGY studies, Dariush Mozaffarian, M.D., Dr.P.H. who also presented at this meeting. Dr. Mozaffarian is a highly regarded cardiologist at Tufts University, and his research focuses on the influence of omega-3s, diet and lifestyle on cardiometabolic health.
•	On April 24, 2018, we announced the entering into of an underwriting agreement with Mackie Research Capital Corporation (“Mackie”) for a public offering of units, with each unit consisting of one common share and one common share purchase warrant (the “Offering”). On May 9, 2018, we announced the closing of the Offering pursuant to which we issued 9,530,000 units at a price of $1.05 per unit for aggregate gross proceeds to us of $10,006,500. The common share purchase warrants comprising the units are exercisable at any time prior to May 9, 2023 at an exercise price of $1.31 per common share. On May 14, 2018, we announced that Mackie had exercised the over-allotment option in full pursuant to which we issued, on the same date, 1,429,500 additional units upon the same terms as set forth above for additional aggregate gross proceeds to us of $1,500,975. In consideration for the services rendered by Mackie in connection with the Offering, we paid Mackie a cash commission equal to 7% of the gross proceeds raised under the Offering and granted non-transferrable broker warrants equal to 5% of the number of units sold under the Offering exercisable at any time prior to May 9, 2023 at an exercise price of $1.05 per common share.
•	On April 27, 2018, we announced the appointment of Donald Olds to our board of directors and audit committee. Mr. Olds was recruited as a new, independent director, after Neptune’s ownership was reduced below a control position with the December 2017 financing which led to the resignation of the Neptune-affiliated members of the Corporation’s board of directors. With Mr. Olds appointment to the audit committee, we regained compliance with Nasdaq Listing Rule 5605(c), which requires that a company’s audit committee be comprised of at least three independent directors.
•	On May 18, 2018, we announced that we retained Crescendo Communications, LLC to provide us with investor relations services in the United States.

•	Senior management: Brian Groch was appointed as Chief Commercial Officer and brings over 25 years of senior experience in the healthcare and life science industries, including product commercialization, developing and executing global sales strategies, business development, and operations. Mr. Groch will drive global commercialization strategy including US launch planning and execution and partnering activities in the rest of the world. Mr. Laurent Harvey, VP of Clinical and Nonclinical Affairs, announced he will resign effective July 9, 2018. With planning of the TRILOGY program completed and enrollment progressing according to schedule, we do not plan to replace Mr. Harvey as we have a strong clinical team in place that is well supported by our CRO.

Basis of presentation of the financial statements

Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. Previously, the Corporation’s fiscal year end was February 28. Based on this change and as permitted in the transitional year by the Canadian and U.S. Securities regulators, the Corporation’s financial statements and corresponding notes to the financial statements relating to this MD&A include for comparison purposes, thirteen months of operations, beginning on March 1, 2016 and ending on March 31, 2017 and two unaudited periods: the one-month period ended March 31, 2017 and the twelve-month period ended February 28, 2017.

Following the change of year end to March 31, 2017 for fiscal 2017 and the inclusion of thirteen months of operations, the MD&A discusses and compares the year ended March 31, 2018 to the thirteen-month and one-month periods ended March 31, 2017 and year ended February 29, 2016. In addition, there is comparative discussion of the Company’s result of operations for the three-month periods ended March 31, 2018 and February 28, 2017 and a discussion on notable items related to the one-month result of operations ending March 31, 2017. The selected quarterly financial data includes the eight most recent fiscal quarters.

The Corporation is subject to a number of risks associated with the conduct of its TRILOGY Phase 3 clinical program and its results, the establishment of strategic partnerships and the successful development of CaPre and other new products and their commercialization. The Corporation is currently not generating any revenues and has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, proceeds from research grants and research tax credits, and exercises of warrants, rights, and options. To achieve the objectives of its business plan, the Corporation plans to raise the necessary funds through additional securities offerings and the establishment of strategic partnerships as well as additional research grants and research tax credits. CaPre and other drug product candidates developed by us will require approval from the FDA and equivalent regulatory organizations in other countries before they can be commercialized. The ability of the Corporation to achieve profitable operations is dependent on a number of factors outside of the Corporation’s control. See “Risk Factors” in this MD&A and in Acasti’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $9.5 million as at March 31, 2018 include cash and cash equivalents totalling $8.2 million, mainly generated by the net proceeds from the Public Offering completed on December 27, 2017. The Corporation’s current liabilities total $6.7 million at March 31, 2018 and are comprised primarily of amounts due to or accrued for creditors. Since the Corporation’s March 31, 2018 year end, its current assets have been increased by approximately $10.0 million from the net proceeds of a public financing completed in May 2018 including the exercise of the overallotment option (note 24 – subsequent event). However, in spite of this incremental financing, these current assets are projected to be significantly less than what will be needed to support the current liabilities as at this date when combined with the projected level of expenses for the next twelve months, including the continued advancement of the TRILOGY Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months, including the potential regulatory (NDA) submission. The Corporation also expects to incur increased general and administrative expenses (“G&A”) as a result of a planned increase in business development and commercialization planning expenses, and a reduction of its shared services agreement with Neptune, with those added expenses having begun during the year ended March 31, 2018. In addition to the recently raised additional funds, the Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any additional financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. If the Corporation does not raise additional funds, find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

The Corporation’s financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

SELECTED FINANCIAL INFORMATION

	Three-month periods ended	One-month ended	Three-month periods ended	Year ended	Thirteen-month period ended	Year ended
	March 31, 2018	March 31, 2017	February 28, 2017	March 31, 2018	March 31, 2017	February 29, 2016
	$	$	$	$	$	$
Net loss	(8,140)	(769)	(2,597)	(21,504)	(11,247)	(6,317)
Basic and diluted loss per share	(0.32)	(0.05)	(0.23)	(1.23)	(1.01)	(0.59)
Non-IFRS operating loss[10]	(6,427)	(406)	(1,745)	(16,095)	(7,798)	(6,569)
Total assets	22,959	25,456	26,367	22,959	25,456	28,517
Working capital[11]	2,795	8,143	8,604	2,795	8,143	10,184
Total non-current financial liabilities	8,038	1,615	1,576	8,038	1,615	156
Total equity	8,224	21,703	22,386	8,224	21,703	27,220

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE TWELVE-MONTH AND THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AGAINST THE THIRTEEN-MONTH AND ONE-MONTH PERIODS ENDED MARCH 31, 2017, THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2017, AND THE YEAR ENDED FEBRUARY 29, 2016

The net loss totaling $8,140 or ($0.32) per share for the three-month period ended March 31, 2018 increased by $5,543 or ($0.09) per share from the net loss totaling $2,597 or ($0.23) per share for the three-month period ended February 28, 2017. This resulted primarily from the $4,682 increased Non-IFRS operating loss, a $666 increase in loss due to the change in value of the warrant derivative liability (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), a $110 increase in stock-based compensation, and a decrease of $129 of deferred tax recovery offset by a $43 decrease in financial expense.

The net loss totaling $21,504 or ($1.23) per share for the year ended March 31, 2018 increased by $10,257 or ($0.22) per share from the net loss totaling $11,247 or ($1.01) per share for the thirteen-month period ended March 31, 2017. This resulted primarily from the $8,297 increased Non-IFRS operating loss, a $1,351 increase in financial expense (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), a $291 increase in loss due to the change in value of the warrant derivative liability, a $255 increase in stock-based compensation, and a decrease of $129 in deferred tax recovery offset by a $66 decrease in depreciation and amortization.

The net loss totaling $11,247 or ($1.01) per share for the thirteen-month period ended March 31, 2017 increased $4,930 or ($0.42) per share compared to the net loss totaling $6,317 or ($0.59) per share for the year ended February 29, 2016. This change resulted primarily based on the $1,229 increased Non-IFRS operating loss explained below, $2,254 from the increased loss due to the change in value of the warrant derivative liability due to the reduction in the Company’s share price, a $1,207 financial expense increase (led by a foreign exchange gain during the prior period transitioning to a foreign exchange loss during the current period), and increased depreciation and stock compensation expense offset by no impairment charge in the current period compared to the $339 charge in the prior period combined with the $129 tax benefit recognized in the current period.

______________

10 The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization, change in fair value of derivative warrant liabilities and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

11 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

Breakdown of major components of the statement of earnings and comprehensive loss

Research and development expenses
	Three-month periods ended	One-month ended	Three-month periods ended	Year ended	Thirteen- month period ended	Year ended
	March 31, 2018	March 31, 2017	February 28, 2017	March 31, 2018	March 31, 2017	February 29, 2016
	$	$	$	$	$	$
Salaries and benefits	615	104	376	1,705	1,294	989
Stock-based compensation	91	18	27	308	107	53
Research contracts	4,719	63	435	9,381	3,148	2,730
Professional fees	248	57	238	1,790	635	1,171
Depreciation and amortization	667	226	668	2,672	2,738	2,395
Impairment of intangible assets	-	-	-	-	-	339
Other	38	3	28	222	60	238
Government grants and tax credits	(325)	(45)	(215)	(409)	(329)	(349)
Total	6,053	426	1,557	15,669	7,653	7,566

General and administrative expenses
	Three-month periods ended	One-month ended	Three-month periods ended	Year ended	Thirteen- month period ended	Year ended
	March 31, 2018	March 31, 2017	February 28, 2017	March 31, 2018	March 31, 2017	February 29, 2016
	$	$	$	$	$	$
Salaries and benefits	584	110	493	1,576	1,197	409
Administrative fees	14	25	75	121	325	579
Stock-based compensation	177	68	131	621	567	256
Professional fees	428	52	231	1,347	1,049	616
Other	106	37	84	362	419	186
Total	1,309	292	1,014	4,027	3,557	2,046

Three-month period ended March 31, 2018 compared to the three-month period ended February 28, 2017 and the one-month period ended March 31, 2017:

During the three-month period ended March 31, 2018, Acasti continued its planned advancement of the two-study TRILOGY Phase 3 clinical study program for its drug candidate, CaPre, in partnership with one of the world’s largest providers of biopharmaceutical development and commercial outsourcing services (“CRO”). The $6,053 in total R&D expenses for the three-month period ended March 31, 2018 totaled $5,295 before depreciation, amortization and stock-based compensation expense, compared to $1,557 in total R&D expenses for the three-month period ended February 28, 2017 or $862 before depreciation, amortization and stock-based compensation expense. This $4,433 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $4,284 increase in research contracts, $239 increase in salaries and benefits and an increase of $110 related to tax credits. The increased research contract expense resulted primarily from a planned $3,277 increase in the CRO Phase 3 clinical trial program contract expense with continued site activation and patient enrollment and treatment and an amount of $992 of increased research contracts resulting from the planned expanded scale-up production activities relating to CaPre during the three-month period ended March 31, 2018 compared to the three-month period ended February 28, 2017. An increase of $239 in incremental salaries and benefits primarily related to full-time leadership and management of CMC regulatory affairs in R&D combined with the addition of several technicians to production and quality control earlier in the current fiscal year when compared to the three-month period ended February 28, 2017. The $110 increase in tax credits relates to higher R&D expenditures combined with a higher investment tax credit rate in the three-month period ending March 31, 2018.

G&A expenses totaling $1,132 before stock-based compensation expense for the three-month period ending March 31, 2018 increased by $249 from $883 for the three-month period ended February 28, 2017. This $249 increase was mainly attributable to a $91 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support the Corporation’s strategy and financing while becoming more independent from Neptune, partially offset by a $61 reduction in Neptune administrative fees and an increase in professional fees of $197. The professional fee increase was due primarily to additional legal fees resulting from increased independence from Neptune, including no continued internal counsel services, and the further building of the Corporation’s reactivated public and investor relations program.

Year ended March 31, 2018 compared to the Thirteen-month and one-month periods ended March 31, 2017:

As Acasti continued advancing its planned TRILOGY Phase 3 clinical program and production scale-up of CaPre within its R&D program, $15,669 was incurred in total R&D expenses for the year ended March 31, 2018 and $12,689 was incurred before depreciation, amortization and stock-based compensation expense. This compares to $7,653 in total R&D expenses for the thirteen-month period ended March 31, 2017 or $4,808 before depreciation, amortization and stock-based compensation expense. This $7,881 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $6,233 increase in contracts with a $5,858 increase in Phase 3 CRO contract expenses offset by a $1,663 decrease in PK Bridging and other clinical study program contract expenses incurred during the prior-year thirteen-month period, and a $2,038 increase in contract manufacturing (“CMO”) production expenses. There was also a $1,155 increase in professional fees primarily incurred in completing due diligence and preliminary discussions for strategic R&D partnership and licensing arrangements. Salary and benefits additionally contributed to the overall increase by $411 related to R&D management combined with additional headcount for production and quality control as the Corporation advanced its Phase 3 clinical study program. The $80 increase to tax credits relates mainly to a higher investment tax credit rate combined with increased R&D expenditures in the year ended March 31, 2018 compared to the thirteen-month period ended March 31, 2017.

G&A expenses totaling $3,406 before stock-based compensation expense for the year ended March 31, 2018 increased by $416 from $2,990 for the thirteen-month period ended March 31, 2017. This $416 increase was mainly attributable to a $379 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support the Corporation’s strategy and financing while becoming more independent from Neptune, offset by a $204 reduction in Neptune administrative fees. This increase also resulted from increased professional fees of $298 due primarily to additional legal fees resulting from increased independence from Neptune, including no continued internal counsel services, and expenses relating to further building the Corporation’s reactivated public and investor relations programs, as well as a decrease of $57 in other expenses.

Thirteen-month and one-month periods ended March 31, 2017 compared to the year-ended February 29, 2016:

R&D expenses totaled $7,653 for the thirteen-month period ended March 31, 2017 or an increase of $87 compared to $7,566 in total R&D expenses for the year ended February 29, 2016. The R&D expense increase resulted primarily from $426 in total R&D expenses for March 2017, the thirteenth month of the period ended March 31, 2017, offset by no intangible asset impairment charge in this period ended March 31, 2017 compared to the $339 charge during fiscal 2016. R&D expenses, before consideration of stock-based compensation, amortization and depreciation and impairments of intangible assets, increased by $29 for the thirteen-month period ended March 31, 2017, including $182 for the month of March 2017, to total $4,808 compared to $4,779 for the year ended February 29, 2016. The increase of $29 was mainly attributable to the increase in research contracts of $419 and salaries and benefits of $305, principally offset by decreases in professional fees of $537, other expenses of $177 and government grants of $19. The current period’s increase of $419 in research contracts includes $63 relating to the additional one-month period ended March 31, 2017, but was primarily due to the cost of the Phase 2 bioavailability bridging clinical study initiated early in fiscal 2017 exceeding the cost of the other Phase 2 and nonclinical testing completed in fiscal 2016. The increased salaries and benefits represented the cost of the expanded team headcount, led by full-time dedicated management (only part time in prior years), needed for the Corporation to continue its pharmaceutical process and analytical development and chemistry manufacturing control scale-up, as planned on Acasti’s previously announced timeline. The decrease of $537 in professional fees is primarily due to a decrease in the development consulting fees incurred in fiscal 2016 for the prior Phase 2 clinical study analytics and the planning for the Phase 2 bridging clinical study.

G&A expenses totaled $3,557 for the thirteen-month period ended March 31, 2017 or an increase of $1,511 compared to total G&A expenses of $2,046 for the year ended February 29, 2016. This period-to-period increase includes $292 in total G&A expenses for the thirteenth month of March 2017, $243 in increased stock-based compensation expense and a $976 increase in other G&A expenses, excluding the thirteenth month and stock-based compensation expenses. G&A expenses, excluding the stock-based compensation, increased $1,200 to $2,990 for the thirteen-month period ended March 31, 2017, including $224 for the month of March 2017, compared to $1,790 for the year ended February 29, 2016. This increase was primarily attributable to a $788 increase in salaries and benefits offset by a $254 decrease in Neptune administrative fees, combined with increased professional fees of $433, and other expenses of $233. The increase in salaries and benefit expenses resulted from the Corporation’s need for the added full-time executive and managerial headcount to lead the Corporation’s strategy, incremental financing and back office while supporting continued and expanded R&D with the need for full-time leadership from its management (which was only part time in prior years). The increased professional fees were principally comprised of expenses associated with the investor and public relations program, the achievement of business development milestones, increased market research expenses, and non-recurring project legal and accounting fees associated with the year-end change and the immigration-related fees for the U.S.-resident executives.

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

	Three-month periods ended	One-month ended	Three-month periods ended	Year ended	Thirteen- month period ended	Year ended
	March 31, 2018	March 31, 2017	February 28, 2017	March 31, 2018	March 31, 2017	February 29, 2016
	$	$	$	$	$	$
Net loss	(8,140)	(769)	(2,597)	(21,504)	(11,247)	(6,317)
Add (deduct):
Stock-based compensation	268	86	158	929	674	309
Depreciation and amortization	667	226	668	2,672	2,738	2,395
Impairment of intangible assets	-	-	-	-	-	339
Financial expenses (income)	(15)	29	28	1,464	113	(1,094)
Change in fair value of
Derivative warrant liabilities	793	22	127	344	53	(2,201)
Deferred income tax Recovery	-	-	(129)	-	(129)	-
Non-IFRS operating loss	(6,427)	(406)	(1,745)	(16,095)	(7,798)	(6,569)

Stock-based compensation expense increased by $110 to $268 for the three-month period ended March 31, 2018 from $158 for the three-month period ended February 28, 2017. No options were granted in the three-month period ending March 31, 2018 nor in the three-month period ending February 29, 2017.

Stock-based compensation expense increased by $255 to $929 for the year ended March 31, 2018 from $674 for the thirteen-month period ended March 31, 2017. There was a decrease of 178,900 options granted in the year ended March 31, 2018 compared to the thirteen-month period ended March 31, 2017. The increase in stock-based compensation resulted primarily from the number of options vesting in the comparable periods. At March 31, 2018, 591,113 options were fully vested and exercisable compared to 238,482 at March 31, 2017. The overall stock-based compensation expense increased for the thirteen-month period ending March 31, 2017 as a total of 1,300,400 stock options were granted compared to 109,188 stock options being granted for the year ended February 29, 2016.

The depreciation and amortization expense decreased by $1 to $667 for the three-month period ended March 31, 2018 from $668 for the three-month period ended February 28, 2017, remaining constant. The depreciation and amortization expense decreased on a net basis by $66 to $2,672 for the twelve-month period ended March 31, 2018 from $2,738 for the thirteen-month period ended March 31, 2017, due to increased depreciation for the current year’s production equipment additions being partially offset by the reduction to twelve months in the current year. Depreciation and amortization expense totaled $2,738 for the thirteen-month period ended March 31, 2017 which approximated the same amount when compared to the year ended February 29, 2016, when reduced by the extra month for the period ended March 31, 2017. The $339 impairment charge was recognized only during the year ended February 29, 2016.

Financial expenses decreased by $43 to financial income of $15 for the three-month period ended March 31, 2018 from financial expenses of $28 for the three-month period ended February 28, 2017. This resulted primarily from an increase in interest revenue of $30 to $33 for the three-month period ended March 31, 2018 from $3 for the three-month period ended February 28, 2017. Additionally, the change resulted from a $127 increase in foreign exchange gain from a loss of $22 for the three-month period ended February 28, 2017 to a gain of $105 for the three-month period ended March 31, 2018. An increase of $33 expenses related to financing transaction costs occurred, with costs incurred of $33 for the three-month period ended March 31, 2018 from nil for the three-month period end February 28, 2017. This change was offset by the increase in interest expense on convertible debentures of $83 for the three-month period ended March 31, 2018 amounting to $91 compared to $8 for the three-month period ended February 28, 2017, and a decrease of $2 in other charges for the three-month period ended March 31, 2018 compared to the three-month period ended February 28, 2017.

Financial expenses increased by $1,351 to $1,464 for the year ended March 31, 2018 from $113 for the thirteen-month period ended March 31, 2017. This resulted primarily from transaction costs totaling $1,134 for the year ended March 31, 2018 compared to nil for the thirteen-month period ended March 31, 2017. This changed also from a reduction of interest income of $53 to $72 for the year ended March 31, 2018 from $125 for the thirteen-month period ended March 31, 2017. Additionally, the change was offset by a $148 reduced foreign exchange loss from a loss of $180 for the thirteen-month period ended March 31, 2017 to a loss of $32 for the year ended March 31, 2018. This change also resulted from an increase in interest expense on convertible debentures of $327 for the year ended March 31, 2018 compared to $39 for the thirteen-month period ended March 31, 2017, and a decrease of $15 in other charges to the thirteen-month period ended March 31, 2017.

Net financial expenses (income) totaling $113 for the thirteen-month period ended March 31, 2017 reflect a $1,207 decrease compared to ($1,094) for the year ended February 29, 2016 primarily resulting from the $1,023 foreign exchange gain recognized during the year ended February 29, 2016 changing to the $180 foreign exchange loss recognized during the thirteen-month period ended March 31, 2017. The foreign exchange changes resulted primarily from the utilization of US$-denominated cash and cash equivalents over the periods generating lower US-denominated cash and cash equivalents throughout the periods and at March 31, 2017 compared to February 29, 2016 and, the periods then ended combined with a decrease in the reporting US exchange rate. The US$-denominated cash, cash equivalents and short-term investments totaled US$3,524 at March 31, 2017 and US$10,314 at February 29, 2016 and the exchange rate reporting of CA$ per US$ was $1.3299 at March 31, 2017 compared to $1.3531 at February 29, 2016. Additionally, interest income for the current thirteen-month period totaled $125 compared to $73 for the year ended February 29, 2016, and $39 in interest expense was incurred in the current period, including $31 in March, in association with the convertible debentures from the Private Placement.

The fair value of the derivative warrants issued with the U.S. Public offering of December 27, 2017 was determined to be $0.60 per warrant and totaled $5,873 upon issuance. The fair value of the warrants is re-measured at each reporting date using the Black-Scholes option pricing model. At March 31, 2018, the fair value of these warrants totaled $6,405 or $0.65 per warrant. The change in the Corporation’s stock price and the FX conversion resulted in a loss of $532 on the fair value of the warrants increasing the corresponding liability.

The fair value of the derivative warrant liabilities issued in December 2013 totalled $21 at March 31, 2018 or $188 less than the $209 fair value at March 31, 2017 and $22 less than the $187 fair value at February 28, 2017. The fair value of the warrants is estimated at each reporting date using the Black-Scholes option pricing model. The fair value of the warrants issued in connection with Acasti’s previous securities offerings was determined to be $0.01 per warrant upon issuance, $0.01 per warrant at March 31, 2018, $0.11 per warrant at March 31, 2017 and $0.10 per warrant at February 28, 2017. During the three-month period and year ended March 31, 2018, the fluctuation in the Corporation’s stock price, the overall decline in the FX conversion rate and the reduction of the estimated life of the warrants resulted in a gain on the change in fair value of the warrant liabilities reducing the corresponding liability in the statement of financial position. The fair value of the derivative warrant liabilities totaled $209 at March 31, 2017 or $53 more than the $156 fair value at February 29, 2016, $22 of which was recognized during the one-month ended March 31, 2017.

The Corporation recorded a $129 deferred income tax recovery at February 28, 2017 to reduce to nil an income tax liability that was attributable to the difference between the tax basis and the carrying amount of the unsecured convertible debentures.

Non-IFRS operating loss increased by $4,682 for the three-month period ended March 31, 2018 to $6,427 compared to $1,745 for the three-month period ended February 28, 2017. This was primarily due to an increase in research and development (“R&D”) expenses of $4,433 and an increase in G&A expenses of $249, before consideration of stock-based compensation, amortization and depreciation. Non-IFRS operating loss increased by $8,297 for the year ended March 31, 2018 to $16,095 compared to $7,798 for the thirteen-month period ended March 31, 2017. This primarily resulted due to an increase in R&D expenses of $7,881 and an increase in G&A expenses of $416, before consideration of stock-based compensation, amortization and depreciation. The Non-IFRS operating loss increased by $1,229 for the thirteen-month period ended March 31, 2017 to $7,798 compared to $6,569 for the year-ended February 29, 2016. This increase was primarily due to the incremental one-month period Non-IFRS operating loss of $406 for March 2017 as well as increased G&A expenses compared to the prior period before consideration of stock-based compensation and amortization and depreciation.

SELECTED QUARTERLY FINANCIAL DATA

	March 31,	December 31,	September 30,	June 30,
	2018	2017	2017	2017
	$	$	$	$

Net loss	(8,140)	(6,079)	(4,507)	(2,778)
Add (deduct):
Depreciation and amortization	667	671	667	667
Stock based compensation	268	330	295	36
Financial expenses (income)	(15)	1,220	146	113
Change in fair value of derivative warrant liabilities	793	(291)	(24)	(134)
Non-IFRS operating loss	(6,427)	(4,149)	(3,423)	(2,096)

Basic and diluted net loss per share	(0.32)	(0.40)	(0.31)	(0.19)

	March 31,	November 30,	August 31,	May 31,
	2017[12]	2016	2016	2016
	$	$	$	$

Net loss	(3,366)	(2,397)	(2,329)	(3,155)
Add (deduct):
Depreciation and amortization	894	621	614	609
Stock based compensation	244	155	211	64
Financial expenses (income)	57	(117)	(55)	228
Change in fair value of derivative warrant liabilities	149	2	(66)	(32)
Deferred income tax recovery	(129)	-	-	-
Non-IFRS operating loss	(2,151)	(1,736)	(1,625)	(2,286)

Basic and diluted net loss per share	(0.28)	(0.22)	(0.22)	(0.29)

The quarterly year-to-year non-IFRS operating loss variances are mainly attributable to fluctuations in R&D expenses from quarter-to-quarter as well as an increase in G&A expenses over the last four quarters. The increase in net loss, net loss per share and non-IFRS operating loss in the fourth quarter of 2018 can primarily be explained by the costs incurred in CRO expenses associated with its TRILOGY Phase 3 clinical trial program. The variances in net loss from quarter to quarter are mainly due to the changes in fair value of the warrant liabilities as well as variations in foreign exchange gains or losses.

_________________

12 This fiscal quarter represents a period of four months ended March 31, 2017.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The Corporation’s authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows for the periods ended:

	March 31, 2018	March 31, 2017	February 29, 2016
	Number outstanding	Number outstanding	Number outstanding
Class A shares, voting, participating and without par value	25,638,215	14,702,556	10,712,038
Stock options granted and outstanding	2,284,388	1,424,788	454,151
December 2017 U.S. public offering of warrants exercisable at US$1.26, until December 27, 2022	9,802,935	-	-
Series December 2017 U.S. Broker warrants exercisable at US$1.2625, until December 27, 2022	495,050	-	-
February 2017 public offering of warrants exercisable at $2.15, until February 21, 2022	1,904,034	1,965,259	-
Series February 2017 BW Broker warrants exercisable at $2.15, until February 21, 2018	-	234,992	-
Series 2017 unsecured convertible debentures conversion option contingent warrants exercisable at $1.90, until February 21, 2020[13]	1,052,630	1,052,630	-
Series 8 warrants exercisable at US$15.00, until December 3, 2018[14]	1,840,000	1,840,000	1,840,000
Series 9 warrants exercisable at $13.30 until December 3, 2018	161,654	161,654	161,654
Total fully diluted shares	43,178,906	21, 381,879	13,167,843

Comparison of cash flows and financial condition for the three and twelve-month periods ended March 31, 2018 and the one-month period ended March 31, 2017, three-month period ended February 28, 2017, thirteen-month period ended March 31, 2017, and year ended February 29, 2016

Summary

As at March 31, 2018, cash and cash equivalents totaled $8,223, with a net source of cash totaling $4,252 for the three-month period and a use of cash of $1,549 for the year ended March 31, 2018. This compares to $9,772 in total cash and cash equivalents as at March 31, 2017, with a net source of cash totaling $6,745 for the thirteen-month period and $7,546 for the twelve-month period ended February 28, 2017 with a use of cash totaling $801 for the month ended March 31, 2017. The Corporation’s cash increased by $1,716 for the year ended February 29, 2016.

Operating activities

During the three-month periods ended March 31, 2018 and February 28, 2017, the Corporation’s operating activities used cash of $4,249 and $1,425, respectively, and during the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017, the Corporation’s operating activities used cash of $12,519 and $6,958, respectively, further modified by changes in working capital, excluding cash. The use of cash flows in operating activities for the three-month periods ended March 31, 2018 and February 28, 2017 and the year ended March 31, 2018 and thirteen-months periods ended March 31, 2017 when compared to the net losses for each period are mainly attributable to the change in non-cash expenses, (see “Reconciliation of Net Loss to Non-IFRS Operating Loss”), further modified by changes in working capital, excluding cash.

______________________

13 The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid.

14 Total of 18,400,000 warrants. In order to obtain one Common Share, 10 warrants must be exercised for a total amount of US$15.00

During the year ended February 29, 2016, the Corporation’s operating activities used cash of $6,574 as primarily explained in the Non-IFRS operating loss section above. The use of cash flows in operating activities for the year ended February 29, 2016 when compared to the net losses for the period is mainly attributable to the change in non-cash operating items, as explained in the Reconciliation of Net Loss to Non-IFRS Operation Loss section above offset by reductions in working capital, excluding cash.

Investing activities

During the three-month period ended March 31, 2018, the Corporation’s investing activities used cash of $236 compared to generating cash of $3,327 for the three-month period ended February 28, 2017. Cash used by investing activities during the three-month period ended March 31, 2018 was due to the acquisition of equipment of $128, acquisition of marketable securities of $26, offset by interest received of $31. Cash generated by investing activities for the three-month period ended February 28, 2017 was mainly due to the maturity of short-term investments of $4,031, partially offset by the acquisition of equipment totaling $733.

During the year ended March 31, 2018, the Corporation’s investing activities used cash of $411 compared to generating cash of $6,888 for the thirteen-month period ended March 31, 2017. Cash used by investing activities during the year ended March 31, 2018 was due to the acquisition of equipment totaling $455, acquisition of marketable securities of $26, partially offset by interest received of $70. Cash generated by investing activities for the thirteen-month period ended March 31, 2017 was mainly due to the maturity of short-term investments of $22,030, partially offset by a $12,765 reinvestment in short-term investments and the acquisition of equipment totaling $2,527

During the year ended February 29, 2016, the Corporation’s investing activities generated cash of $8,229. The cash generated by investing activities during the year-ended February 29, 2016 was mainly due to the maturity of short-term investments of $20,437, offset by the reinvestment in short-term investments totaling $11,954 and acquisition of equipment of $276.

Financing activities

During the three-month periods ended March 31, 2018, the Corporation’s financing activities used cash of $36 and for February 28, 2017 the Corporation generated cash of $6,924 primarily from the net proceeds of the public offering of $5,044 and net proceeds from Private Placement of $1,882.

During the year ended March 31, 2018, the Corporation’s financing activities generated cash of $11,406 primarily to the net proceeds from the public offering of $11,446. During the thirteen-month period ended March 31, 2017, the Corporation’s financing activities generated cash of $6,864 and were mainly due to the net proceeds from the Public Offering of $5,010 and net proceeds from the Private Placement of $1,872.

See basis of presentation for additional discussion of the Corporation’s financial condition, including the need for additional funds and the material uncertainty that casts substantial doubt about our ability to continue as a going concern.

December 2017 U.S. Public Offering

On December 27, 2017, the Corporation closed a public offering issuing 9,900,990 units of Acasti (“Units”) at a price of $1.28 (US$1.01) per Unit for gross proceeds of $12.6 million (US$10 million). The Units issued consisted of 9,900,990 Common Shares and 8,910,891 warrants with the right to purchase one Common Share of Acasti at an exercise price of US$1.26 or about $1.59 as of the issuance date and exercisable until December 27, 2022. As part of this closing, the underwriters also partially exercised for nil consideration the over-allotment option for warrants, which were issued with a right to purchase 892,044 Common Shares also at an exercise price of US$1.26 or about $1.59 as of the issuance date and also exercisable until December 27, 2022.

On January 22, 2018, the underwriters exercised a portion of their remaining over-allotment option by purchasing an additional 766,179 Common Shares at the same price of US$1.01 per share for additional gross proceeds of $963 (US$773).

The Warrants forming part of the Units are classified as Derivative Warrant Liabilities for accounting purposes given the currency of the warrant exercise price (US$) is different from the Corporation’s Canadian dollar functional currency. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Common Shares at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was $5.9 million and the residual of the proceeds was allocated to the Common Shares. Issuance costs totaled approximately $2.5 million. These issuance costs have been allocated between the warrants and Common Shares based on relative value. The portion allocated to the Warrants was recognized in finance costs in the Interim Statements of Earnings and Comprehensive Loss, whereas the portion allocated to Common Shares was recognized as a reduction to share capital, in the Statements of Financial Position.

The fair value of these public offering Warrants issued was determined to be $0.60 per warrant as at December 27, 2017, $0.57 at December 31, 2017 and $0.65 at March 31, 2018. Changes in the fair value of the Warrants are recognized in finance income or costs.

As part of the issuance costs of this public offering, the Corporation also issued broker warrants to purchase up to 495,050 Common Shares. Each broker warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of US$1.2625 or about $1.60 as of the issuance date, at any time until December 27, 2022. The broker warrants are considered as compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value through contributed surplus. The fair value of the Broker Warrants amounted to $406 based on the Black-Scholes pricing model and was allocated to share capital.

Financial Position

The following table details the significant changes to the statements of financial position as at March 31, 2018 compared to the prior fiscal period end at March 31, 2017:

Accounts	Increase (Decrease)	Comments
Cash and cash equivalents	(1,549)	See cash flow statement
Receivable	553	Timing of receipts
Prepaid expenses	103	Completion of research contracts
Other Asset – current and long term	659	Acquisition of Research Supplies
Equipment	34	Acquisition of equipment and depreciation
Intangible asset	(2,323)	Amortization
Trade and other payables	4,559	Increased expenses and accruals
Derivative warrant liabilities	6,217	Issuance of derivative warrants and change in fair value
Unsecured convertible debentures	206	Accretion of interest

See the statement of changes in equity in the Corporation’s financial statements for details of changes to the equity accounts since March 31, 2017.

Derivative warrant liabilities

The warrants issued in connection with U.S. offerings are derivative liabilities (“Derivative Warrant Liabilities”) for accounting purposes due to the currency of the exercise price (US$) being different from the Corporation’s Canadian dollar functional currency. The warrant liabilities will be settled in Common Shares. The fair value of the warrants is revalued at each reporting date.

On December 27, 2017, warrants were issued as part of the Corporation’s U.S. public offering and recognized as Derivative Warrant Liabilities with a fair value of $5,873. As of March 31, 2018, the Derivative Warrant Liabilities totalled $6,405 which represents the fair value of these warrants. The fair value of the warrants issued in connection with the offering was determined to be $0.60 per warrant upon issuance and $0.65 per warrant as of March 31, 2018.

As of March 31, 2018, $21 included in liabilities represents the fair value of warrants issued as part of Acasti’s December 2013 securities offering. The fair value of the warrants issued in connection with this offering was determined to be $0.58 per warrant upon issuance and $0.01 per warrant as of March 31, 2018.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

As at March 31, 2018, the Corporation’s liabilities total $14,735, of which $6,697 is due within twelve months, $6,426 relates to Derivative Warrant Liabilities that will be settled in Common Shares and $1,612 of outstanding unsecured convertible debentures also projected to be settled in Common Shares. However, the principal amount of unsecured convertible debentures may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures.

The Corporation has also entered into a contract to purchase production equipment to be used in the manufacturing of the clinical and future commercial supply of CaPre.

A summary of the contractual obligations at December 31, 2018, is as follows:

	Carrying value	Total contractual cash flows	1 year or less	1 to 3 years
	$	$	$	$
Trade, other payables and due to related party	6,697	6,697	6,697	-
Purchase obligation of equipment	143	143	143	-
Lease	151	151	72	79
Unsecured convertible debentures	1,612	1,612	160	1,452
Total	8,603	8,603	7,072	1,531

The Corporation has no off-balance sheet arrangements.

Research and development contracts and contract research organizations agreements:

The Corporation utilizes CMOs related to the development of clinical materials and research organizations to perform services related to the Corporation’s clinical trials. Pursuant to the agreements with these contract manufacturing and contract research organizations, the Corporation has either the right to terminate the agreements without penalties or under certain penalty conditions. For agreements which contain penalty conditions, the Company would be required to pay penalties of approximately $172.

Lease

During the year ended March 31, 2018, the Company entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a total commitment of $151 over the two-year lease term. An amount of $72 is committed in the next year, with a remaining committed amount of $79 over the second year of the lease.

Contingencies

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Neptune group (including Acasti). As the Corporation’s management believes that these claims are not valid, no provision has been recognized. The Neptune group (including Acasti) has filed a claim to recover certain amounts from the former CEO. All outstanding share-based payments held by the former CEO were cancelled during the Corporation’s fiscal year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes such claims are not valid and it presently is not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made. However, in management's opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

Related Party Transactions

Neptune was previously the parent of Acasti and owned approximately 34.0% prior to the December 2017 US public financing. After that financing, Neptune owned approximately 19.8% of the issued and outstanding Common Shares of the Corporation and that ownership has now been diluted to 13.8% after the Canadian public financing in May 2018.

The Corporation intends to continue to rely on the support of Neptune for a portion of its G&A needs in the near term; however, the continuance of this support is outside of the Corporation’s control.

The Corporation was charged by Neptune, for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	Year ended	Thirteen-months ended	Month ended	Year ended	Year ended
	March 31, 2018	March 31, 2017	March 31, 2017	February 28, 2017	February 29, 2016
	$	$	$	$	$

Research and development expenses
Supplies and incremental costs	7	-	-	-	5
Shared service agreement	20	60	1	59	366
	27	60	1	59	371

General and administrative expenses
Supplies and incremental costs	239	293	16	277	299
Shared service agreement	121	325	25	300	491
	360	618	41	577	790
	387	678	42	636	1,161

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. During the three-months and year ended March 31, 2018, the Corporation recognized an expense of $65 and $239, respectively, in G&A expenses and nil and $7, respectively, in R&D expenses relative to the expenses for the three-month period ended February 28, 2017 and thirteen-month period ended March 31, 2017 of $125 and $293, respectively, in G&A, and nil and nil, respectively, in R&D.

In addition, Neptune provided Acasti with the services of personnel for certain of its administrative, legal and laboratory work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon. In the three-months and year ended March 31, 2018, the Corporation recognized an expense of $15 and $121, respectively, in G&A expenses and nil and $20, respectively, in R&D expenses under the shared service agreement compared for the three-month period ended February 28, 2017 and thirteen-month period ended March 31, 2017 to $75 and $325, respectively, in G&A expenses, and $45 and $60, respectively, in R&D expenses.

As of August 31, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring some incremental costs and expects to do so in the future, for being provided these services directly or through qualified third parties, partially offset by reduced shared service fees. The payable to Neptune primarily for G&A shared services has no specified maturity date for payment or reimbursement and does not bear interest.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Historically, Neptune has provided the Corporation with the krill oil needed to produce CaPre for Acasti’s clinical programs, including all of the krill oil projected as needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. In October 2017, Acasti purchased a reserve of krill oil amounting to a net of $918 from Aker that will be used in the production of CaPre capsules for its Phase 3 clinical trials as well as potential future commercial needs. The Corporation believes that alternative supplies of krill oil that can meet the Corporation’s specifications will be readily available and is currently evaluating alternative suppliers of krill oil. At March 31, 2018, a reserve of krill oil was still stored at Neptune’s facility.

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged $2 million of committed funds to partly guarantee the financing for the transaction. Neptune had agreed to pay Acasti an annual fee on the committed funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the pledge agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue in the amount of $89 during the thirteen-month period ended March 31, 2017 and nil for the month ended March 31, 2017.

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (2% in 2017). See note 6 to the financial statements for disclosures of key management personnel compensation.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.
•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).
•	Measurement of derivative warrant liabilities and stock-based compensation.

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Impairment of non-financial assets

The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the CGU’s recoverable amount is estimated. The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities

The warrants forming part of the Units issued from the 2017 and 2014 public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation

The Corporation has a stock-based compensation plan, which is described in note 16 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the Corporation obtains the goods or the counterparty renders the service.

Tax credits

Refundable tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Financial Instruments

Credit Risk

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations. The Corporation has credit risk relating to cash, cash equivalents and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.

Currency risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

A portion of the expenses, mainly related to research contracts and purchase of production equipment, is incurred in US dollars and in Euros, for which no financial hedging is required. There is a financial risk related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar. In order to minimize the financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar, funds which were part of US dollar financings continue to be invested as short-term investments in the US dollar.

Furthermore, a portion of the Corporation’s cash and cash equivalents are denominated in US dollars, further exposing the Corporation to fluctuations in the value of the US dollar in relation to the Canadian dollar presented in Note 20 of the financial statements.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2018, March 31, 2017, and February 28, 2017 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Unsecured convertible debentures	Long-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market. Management believes the risk the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to the financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business.

The Corporation’s contractual obligations related to financial instruments and other obligations and liquidity resources are presented in the liquidity and capital resources of this MD&A.

Future Accounting changes

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (IFRIC) that are mandatory but not yet effective for the period ended March 31, 2018 and have not been applied in preparing the financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the financial statements:

Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation intends to adopt IFRS 9 in its financial statements for the annual period beginning on April 1, 2018.

The Company’s preliminary analysis has not identified any significant differences in respect to the classification and measurement of financial instruments and continues to evaluate the impact of the new standard on its financial statements.

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of the amendments of IFRS 2, and does not intend to early adopt these amendments in its financial statements.

Controls and procedures

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal control over financial reporting.

Disclosure controls and procedures

The CEO and CFO, have designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and
•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective as of March 31, 2018.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

There have been no changes in the Corporation’s ICFR during the three-month period ended March 31, 2018 that have materially affected, or are reasonably likely in materially affecting its ICFR.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of March 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

Risk Factors

Investing in Acasti’s securities involves a high degree of risk due to, among other things, the nature of our business and the present stage of our development. Prospective and current investors should carefully consider the following risks and uncertainties, together with all other information in this MD&A, as well as our financial and the risks described in more detail in Item 3. “Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Acasti’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 and the Corporation’s other public filings. If any of these risks actually occur, Acasti’s business, financial condition, prospects, results of operations or cash flow could be materially and adversely effected and you could lose all or a part of the value of your investment. Additional risks or uncertainties not currently known to Acasti, or that we currently deem immaterial, may also negatively affect our business operations.

The following are primary risks associated with the business of Acasti, and could directly affect the Corporation’s business, prospects, financial position and results of operations:

•	risks related to timing and possible difficulties, delays or failures in our planned TRILOGY Phase 3 program for CaPre;
•	nonclinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of CaPre;
•	CaPre may not prove to be as safe and effective or as potent as we currently believe;
•	our planned TRILOGY Phase 3 program may not produce positive results;
•	our anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;
•	the FDA could reject our 505(b)(2) regulatory pathway;
•	outcome study data from two of our competitors in high HTG patients may be negative, which could also negatively affect the market perception of CaPre;
•	we may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;
•	we may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;
•	CaPre may have unknown side effects;
•	the FDA may refuse to approve CaPre, or place restrictions on our ability to commercialize CaPre;
•	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;
•	we may fail to achieve our publicly announced milestones on time;
•	we may encounter difficulties in completing the development and commercialization of CaPre;
•	third parties we will rely upon to conduct our TRILOGY Phase 3 program for CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;
•	there may be difficulties, delays, or failures in obtaining health care reimbursements for CaPre;
•	recently enacted and future laws may increase the difficulty and cost for us to obtain marketing approval of and commercialize CaPre and affect the prices we can charge;
•	new laws, regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means could adversely affect our business;
•	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as we anticipate;
•	third parties that we will rely upon to manufacture, supply and distribute CaPre may not effectively fulfill their obligations to us, including complying with FDA requirements;
•	there may not be an adequate supply of raw materials, including krill oil, in sufficient quantities and quality and to produce CaPre under cGMP standards;

•	Neptune still has some influence with respect to matters submitted to our shareholders for approval;
•	Neptune’s interest may not align with those of us or our other shareholders;
•	we may not be able to meet applicable regulatory standards for the manufacture of CaPre or scale-up our manufacturing successfully;
•	we may not be able to produce clinical batches of CaPre in a timely manner or at all;
•	as a company, we have limited sales, marketing and distribution experience;
•	we may not be able to build a US commercial organization, successfully launch CaPre and compete in the US market;
•	our patent applications may not result in issued patents, our issued patents may be circumvented or challenged and ultimately struck down, and we may not be able to successfully protect our trade secrets or other confidential proprietary information;
•	we may face claims of infringement of third party intellectual property and other proprietary rights;
•	we may face product liability claims and product recalls;
•	we face intense competition from other companies in the pharmaceutical, medical food and natural health product industries;
•	we have a history of negative operating cash flow and may never become profitable or be able to sustain profitability;
•	we have significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, build a commercial organization in the U.S., and meet ongoing capital requirements to continue our current operations on commercially acceptable terms or at all;
•	we may not be able to successfully compete in the US market with competitors who are larger and have more resources than we do;
•	we may acquire businesses or products or form strategic partnerships in the future that may not be successful;
•	we may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre, provide development capital, or market access;
•	we rely on retention of key management and skilled scientific personnel; and
•	general changes in economic and capital market conditions could adversely affect us.

Additional Information

Updated and additional information about the Corporation is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at June 27, 2018, the total number of Common Shares issued and outstanding was 36,628,063. The Corporation also has outstanding 2,284,388 stock options, 10,959,500 May 2018 Canadian Public Offering Warrants, 9,802,935 December 2017 U.S. Public Offering warrants, 1,904,034 February 2017 Canadian Public Offering warrants, 18,561,654 Series 8 & 9 warrants, 547,975 May 2018 broker warrants, 495,050 December 2017 broker warrants, and 1,052,630 Series 2017 contingent warrants for the unsecured convertible debentures.